EXHIBIT 12

Computation of Ratio of Earnings to Fixed Charges

Verizon Communications Inc. and Subsidiaries

(dollars in millions)	Nine Months Ended September 30, 2011
Earnings:
Income before provision for income taxes	$12,285
Equity in earnings of unconsolidated businesses	(347)
Dividends from unconsolidated businesses	449
Interest expense (1)	2,124
Portion of rent expense representing interest	607
Amortization of capitalized interest	115

Earnings, as adjusted	$15,233

Fixed Charges:
Interest expense (1)	$2,124
Portion of rent expense representing interest	607
Capitalized interest	341

Fixed Charges	$3,072

Ratio of earnings to fixed charges	4.96

(1)	We classify interest expense recognized on uncertain tax positions as income tax expense and therefore such interest expense is not included in the Ratio of Earnings to Fixed Charges.